Exhibit 95.1

MINE SAFETY DISCLOSURES

Our principles at Sunrise Coal LLC are safety, honesty, and compliance. We firmly believe that these values compose a dedicated workforce and with that, come high production. The core to this is our strong training programs that include accident prevention, workplace inspection and examination, emergency response and compliance. We work with the Federal and State regulatory agencies to help eliminate safety and health hazards from our workplace and increase safety and compliance awareness throughout the mining industry.

We are regulated by the Mine Safety and Health Administration (“MSHA”) under the Federal Mine Safety and Health Act of 1977 (“Mine Act”). MSHA inspects our mines on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act. We present information below regarding certain violations which MSHA has issued with respect to our mines. While assessing this information please consider that the number and cost of violations will vary depending on the MSHA inspector and can be contested and appealed, and in that process, are often reduced in severity and amount, and are sometimes dismissed.

The disclosures listed below are provided pursuant to the Dodd-Frank Act. We believe that the following disclosures comply with the requirements of the Dodd-Frank Act; however, it is possible that future SEC rule making may require disclosures to be filed in a different format than the following.

The table that follows outlines required disclosures and citations/orders issued to us by MSHA during the 2nd Quarter 2025. The citations and orders outlined below may differ from MSHA`s data retrieval system due to timing, special assessed citations, and other factors.

Definitions:

Section 104(a) Significant and Substantial Citations “S&S”: An alleged violation of a mining safety or health standard or regulation where there exists a reasonable likelihood that the hazard outlined will result in an injury or illness of a serious nature.

Section 104(b) Orders: Failure to abate a 104(a) citation within the period of time prescribed by MSHA. The result of which is an order of immediate withdraw of non-essential persons from the affected area until MSHA determines the violation has been corrected.

Section 104(d) Citations and Orders: An alleged unwarrantable failure to comply with mandatory health and safety standards.

Section 107(a) Orders: An order of withdrawal for situations where MSHA has determined that an imminent danger exists.

Section 110(b)(2) Violations: An alleged flagrant violation issued by MSHA under section 110(b)(2) of the Mine Act.

Pattern or Potential Pattern of Violations: A pattern of violations of mandatory health or safety standards that are of such a nature as could have significantly and substantially contributed to the cause and effect of coal mine health or safety hazards under section 104(e) of the Mine Act or a potential to have such a pattern.

Contest of Citations, Orders, or Proposed Penalties: A contest proceeding may be filed with the Commission by the operator or miners/miner’s representative to challenge the issuance or penalty of a citation or order issued by MSHA.

MSHA Federal Mine ID#`s:

(12-02465 – Carlisle Preparation Plant)

(12-02394 – Oaktown Fuels No. 1)

(12-02418 – Oaktown Fuels No. 2)

(12-02462 – Oaktown Fuels Preparation Plant)

(12-02249 – Prosperity Mine)

(12-02339 Freelandville East, Center Pit Mine)